UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of November 2019

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

The GAAP financial statements included in the Press Release that is attached as Exhibit 99.1 to this Form 6-K, and paragraphs 1-2 of the Press Release that is attached as Exhibit 99.2 to this Form 6-K, are hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibits are attached:

99.1	Press Release: B.O.S. Better Online Solutions Reports Third Quarter Financial Results.
99.2	Press Release: B.O.S Announces Appointment of New Chairman.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: November 27, 2019

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: B.O.S. Better Online Solutions Reports Third Quarter Financial Results.
99.2	Press Release: B.O.S Announces Appointment of New Chairman.

3